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                             January 14, 2021

       Edmond M. Safra
       President
       Finance of America Companies Inc.
       767 Fifth Avenue, 46th Floor
       New York, NY 10153

                                                        Re: Finance of America
Companies Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed December 22,
2020
                                                            File No. 333-249897

       Dear Mr. Safra:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Summary of the Proxy Statement/Prospectus
       The Business Combination
       The Transaction Agreement, page 20

   1.                                                   Refer to comment 8.
Please revise to include the aggregate value as well as the per share and per warrant value
that holders of Replay's Ordinary Shares and Replay's warrants will receive in connection
with the Business Combination, and disclose the aggregate value that the Sponsor will
receive for its Founder Shares and Private Placement Warrants as
                                                        well as the value of
the per Founder Share and per Private Placement Warrant
                                                        consideration that the
Sponsor will receive. In addition, please expand your definition of
                                                        "Earnout Securities" on
page 21 to disclose how and when such additional shares of New
 Edmond M. Safra
FirstName
Finance of LastNameEdmond
           America CompaniesM.Inc.
                                Safra
Comapany
January 14,NameFinance
            2021       of America Companies Inc.
January
Page 2 14, 2021 Page 2
FirstName LastName
         Pubco's Class A common stock and FoA Units may be issued. Organizational Structure
Following the Business Combination, page 32

2.       Refer to comment 11. Please provide here a brief summary of the FACo
Holdings
         Agreement disclosed in footnote 1 to your diagram on page 32, including a description of the "hurdle amount." In addition, please clarify, if true, that after purchasing the Finance of America Commercial Holdings LLC Class B units, Finance of America Commercial
         Holdings LLC will be a indirect wholly-owned subsidiary of New Pubco, and that the result of this transaction agreement is reflected in the diagram provided on page 34, or advise.
Selected Historical Consolidated Financial Data of FOA, page 37

3. Noting that the amounts presented for the results of operations for the nine months ended
         September 30, 2020 and 2019 do not agree with the amounts presented in the MD&A and the historical interim financial statements, please ensure these amounts are accurate and revise as needed.
Unaudited Pro Forma Combined Consolidated Financial Information, page 106

4. Noting that Finance of America Companies, Inc. (New Pubco) is acquiring Blackstone
         Tactical Opportunities Fund (Urban Feeder)     NQ L.P., a Delaware
limited partnership
         (Blocker), please tell us how you considered whether financial statements were required for Blocker.
5. Please refer to comments 15 and 17. Please tell us in detail and revise to disclose what assets and liabilities Blocker holds. Please tell us how you determined that the accounting for the Blocker Merger does not have any independent accounting impact on the end-state
         New Pubco.
Adjustments and Assumptions to the Unaudited Pro Forma Combined Consolidated Balance
Sheet as of September 30, 2020, page 116

6. Please tell us and revise to clarify why adjustments (k) and (n) impact Accumulated Other
         Comprehensive Loss as opposed to Retained Earnings.
7. Please tell us and revise to discuss why the Blocker rollover equity is included in the consideration transferred. Also, tell us how you considered whether the Blocker Merger should be presented in a separate column in the pro forma financial information.
The General Meeting of Replay Shareholders
Proposal No. 1 - Cayman Proposals
Proposal 1(A): The Domestication, page 133

8. Refer to comment 4. Please revise your disclosure on page 122 to clarify that in
 Edmond M. Safra
FirstName
Finance of LastNameEdmond
           America CompaniesM.Inc.
                                Safra
Comapany
January 14,NameFinance
            2021       of America Companies Inc.
January
Page 3 14, 2021 Page 3
FirstName LastName
         connection with the Domestication, each Replay public warrant will be converted into a right to receive a Replay LLC warrant. In addition, please describe the Replay LLC warrants and the Replay LLC Units in the Description of Securities section, and include the Replay LLCA as an exhibit and annex to your registration statement.
Proposal 1(B): The Replay Limited Liability Company Agreement, page 134

9. Refer to comment 25. We note your exclusive forum provision in the Replay LLCA identifies the federal court in the state of Delaware as the exclusive forum for claims brought under the Exchange Act. Please state that there is uncertainty as to whether a court would enforce such a provision. In addition, please clarify whether your exclusive forum provision applies to actions arising under the Securities Act, and please state that there is uncertainty as to whether a court would enforce such a provision. If the provision applies to Securities Act claims, please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities
         Act and the rules and regulations thereunder. Also, please state here and in your risk factor section whether the jury waiver provision applies to claims brought under the
         Exchange Act and Securities Act. If the jury waiver provision extends to federal securities law claims, please also state here and in your risk factor disclosure that your investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.
Impact of COVID-19, page 229

10. Please update to quantify the percentage of your serviced loans that are in forbearance as of the most recent practical date, and include the percentage in your risk factor disclosure, if applicable.
Results of Operations     Consolidated Results, page 233

11. Please refer to comment 36. Please revise to explain why you present interest income on loans reclassified to held for sale as held for investment as disclosed in note 1 to the table on page 235. Please quantify the amount for each period presented, if significant.
FOA Financial Statements
Notes to Consolidated Financial Statements
18. Other Financing Lines of Credit, page F-74

12. Please refer to comment 48. Please revise to quantify the amount of retained earnings or net income that is restricted or free from restrictions for payment of dividends by FOA and its subsidiaries. Refer to Rule 4-08(e) of Regulation S-X for guidance.
       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please
 Edmond M. Safra
Finance of America Companies Inc.
January 14, 2021
Page 4

contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameEdmond M. Safra                       Sincerely,
Comapany NameFinance of America Companies Inc.
                                                        Division of Corporation
Finance
January 14, 2021 Page 4                                 Office of Finance
FirstName LastName